1 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Filed by Crosstex Energy, L.P. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Crosstex Energy, Inc. (Commission File No. 000-50536) Crosstex Energy, Inc. and Crosstex Energy, L.P. held a conference call to discuss third quarter 2013 financial results on November 8, 2013, which was webcast live and is available for replay on their respective websites. The following is the transcript of such conference call: THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call EVENT DATE/TIME: NOVEMBER 08, 2013 / 04:00PM GMT

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. C O R P O R A T E P A R T I C I P A N T S Jill McMillan Crosstex Energy, L.P. - Director, Public & Industry Affairs Barry Davis Crosstex Energy, L.P. - President and CEO Michael Garberding Crosstex Energy, L.P. - SVP and CFO Bill Davis Crosstex Energy, L.P. - EVP and COO C O N F E R E N C E C A L L P A R T I C I P A N T S John Edwards Credit Suisse - Analyst Justin Agnew Robert W. Baird & Company, Inc. - Analyst T.J. Schultz RBC Capital Markets - Analyst Sameer Benwani Raymond James - Analyst Matt Niblack HITE Hedge Asset Management - Analyst Sharon Lui Wells Fargo Securities, LLC - Analyst P R E S E N T A T I O N Operator Good day, ladies and gentlemen, and welcome to the Crosstex Energy LP 2013 third-quarter earnings conference call. My name is Jasmine and I will be your operator for today. At this time all participants are in listen-only mode. Later we will conduct a question and answer session (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to your host for today, Ms. Jill McMillan, Director of Public and Industry Affairs. Please proceed. Jill McMillan - Crosstex Energy, L.P. - Director, Public & Industry Affairs Thank you, Jasmine, and good morning, everyone. Thank you for joining us today to discuss Crosstex's third quarter 2013 results. On the call today are Barry Davis, President and Chief Executive Officer; Michael Garberding, Executive Vice President and Chief Financial Officer; and Bill Davis, Executive Vice President and Chief Operating Officer. We issued our third quarter 2013 earnings release yesterday evening and the 10-Q will be filed this morning. For those of you who didn't receive it release, it is available on our website at CrosstexEnergy.com. If you want to listen to a recording of today's call, you have 90 days to access a replay by phone or webcast on our website. I will remind you that any statements that include our expectations or predictions should be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are subject to a number of assumptions and uncertainties that may cause our actual results to differ materially from those expressed in the statements, and we undertake no obligation to update or revise any forward-looking statements. We will also discuss certain non-GAAP measures and reconciliations of those non-GAAP items to their most directly comparable GAAP measure, and you will find the non-GAAP reconciliations in our earnings release. We encourage you to review the cautionary statements and other disclosures made in our SEC filings, specifically those under the heading risk factors. I will now turn the call to Barry Davis.

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Barry Davis - Crosstex Energy, L.P. - President and CEO Thank you, Jill. Good morning, everyone, and thank you for joining us on the call today. It has been an exciting time for us on a number of fronts since our secondquarter call. Our primary objective has been and will continue to be defining and developing the right opportunities in a growing energy market. And to achieve that, we have focused on executing our strategy to enhance our size, scale and diversity while expanding our fee-based businesses to generate steady and reliable cash flows. There were three major events since our last call that will help us achieve this objective -- our agreement with Devon, the completion of the first phase of our Cajun- Sibon expansion project and our announcement of a new gas gathering and processing complex in the Permian. First, I will discuss the Devon transaction, which is very exciting news for us. On October 21, we announced that we have agreed to combine substantially all of Devon's US midstream assets with Crosstex, creating a new company which we believe will be one of the best-positioned midstream businesses in the US. At closing, the transaction will result in immediate and significant accretion to Crosstex's distributable cash flows. We expect to announce the new names, ticker symbols and the exchange listing for the new entities before the closing of the transaction, which is expected to occur in the first quarter of 2014. The new company will be significantly larger with approximately $700 million of annual adjusted EBITDA before synergies, more than double the size of Crosstex today. We will have geographic reach that includes the Barnett Shale, Permian Basin, Cana and Arkoma Woodford, Eagle Ford, Haynesville, Gulf Coast, Utica and Marcellus. And the combination of our assets and operations will allow us to serve our customers in a more efficient and cost-competitive way, from the producers in the field to the refiners, chemical manufacturers and large industrial users that we serve. With a stronger financial position, the new company will be positioned to grow. We will be working on organic development and acquisition opportunities driving growth over the near and long-term. The new company's balance sheet will be of investment-grade quality. We also expect the new company will have improved cash flow stability from its expanded size and greater diversity. Nearly 95% of the new company's margins will be fixed fee and leverage towards liquids-oriented businesses. Integration planning is underway and we look forward to completing the transaction in the first quarter of 2014. This week, we announced the completion of the first phase of our Cajun-Sibon expansion project. The Eunice fractionator begin operations this week at a rate of about 15,000 barrels of NGLs per day and will continue to ramp to full utilization. The pipeline is currently delivering about 25,000 barrels of NGLs per day to Eunice, Riverside and other delivery points and is expected to be moving about 70,000 barrels per day by the end of 2013. This project positions us to take advantage of increasing demand for NGL products on the Louisiana Gulf Coast, driven by petrochemical expansions and exports. We are excited about the abundance of future growth opportunities in this region from our expanded NGL platform. Phase 2 of the Cajun-Sibon project will increase the pipeline's capacity by 50,000 barrels per day to a total of 120,000 barrels and includes the installation of a 100,000- barrel-per-day fractionator at our Plaquemines facility. The second phase of the expansion project is scheduled for completion in the second half of 2014. When complete, the Cajun-Sibon expansion projects are expected to add a total of about $115 million to $130 million in adjusted EBITDA. At the end of October, we announced that we will build a new gathering and processing complex in the Permian called Bearcat. Bearcat is a great example of the types of projects we are able to develop to serve growing production in these types of developing shale plays. This project is initially supported by a long-term fee-based contract. Our initial investment of approximately $140 million will include gathering, treating, processing and natural gas take-away solutions for regional producers. As production in the region grows, we intend to expand the system to meet our producer-customers' needs. Our announced agreement with Devon should make us even better able to make these types of investments and create additional opportunities moving forward. Turning to our financial results, for the third quarter we are pleased with our performance. Adjusted EBITDA was $52.5 million compared with $55.2 million in the third quarter of last year. Distributable cash flow was $32.8 million for the quarter, an increase of approximately 21% from the third quarter of 2012. We have already

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. announced a $0.01 increase in the distribution and the dividend to $0.34 per unit and $0.13 per share. Mike will provide more detail on the results, but overall we are in line with our forecast. As we look ahead to 2014 and beyond, I am confident we found the right partner at the right time to create a larger, stronger company that can deliver sustainable growth and increasing returns to our shareholders. We look forward to the tremendous growth opportunities ahead for our Company. I will now turn the call over to Michael Garberding, who will discuss our third-quarter financial results in more detail. Michael Garberding - Crosstex Energy, L.P. - SVP and CFO Thanks, Barry. Good, morning, everyone. My comments today are focused on Crosstex's third-quarter financial performance. We will provide additional information on Crosstex's financial outlook post-merger with the Devon midstream assets in the first quarter of next year. Crosstex's financial results for the third quarter are in line with expectations. For the quarter, our fee-based business accounted for approximately 87% of gross operating margin, which continues to provide a solid base of cash flows. The Partnership realized adjusted EBITDA of $52.5 million for the third quarter of 2013, an increase of approximately 4% from the second quarter 2013 adjusted EBITDA of $50.7 million. Gross operating margin for the third quarter of 2013 was approximately $100 million, up 5% from gross operating margin in the second quarter of 2013. Key drivers of the third quarter results include, first, margins were higher in our PNGL segment. This was driven by higher fractionation volumes at our Riverside and Plaquemines facilities from increased truck and rail margins and a temporary restart of the Bluewater processing facility due to short-term gas quality improvements. We also benefited from a full quarter of volumes at our Riverside Crude terminal, which started Phase 2 operations in June. Second, we saw increases in volumes and margins in our ORV segment, even with some operational obstructions in the gathering and processing infrastructure which has reduced available crude and condensate volumes. Bill will talk more about this later. And third, our North Texas segment declined by approximately $3.3 million in gross operating margin due to underlying declines in gathering volumes. In addition to these drivers, we booked a non-cash impairment expense of $72.6 million related to the shutdown of the Eunice processing plant, as mentioned on our second-quarter call. As Barry mentioned, we increased distributions by $0.01 to $0.34 per unit for the quarter, due in large part to the completion of Phase 1 on the Cajun-Sibon expansion project and impending cash flow growth. Our distribution coverage was 0.99 times for the quarter and was 1.02 times for the first nine months of the year. We continue to see low ethane prices similar to what we saw in the second quarter. We don't really expect any improvement in ethane or other commodity prices in the near-term. As an example, ethane prices averaged about $0.25 per gallon for the third quarter. With these current market conditions, we expect fourth-quarter performance to be largely in line with third-quarter performance, except for the impact from the startup of the Cajun-Sibon phase 1. Consistent with our outlook provided last quarter, we expect gross capital expenditures for the year to fall within the $500 million to $550 million range. We've raised approximately $390 million in equity so far this year, which gives us flexibility in financing our growth projects. We continue to maintain our strong liquidity position and currently have approximately $76 million of borrowings under our $635 million credit facility. We ended the quarter with a 4.4 times debt-to-EBITDA ratio. As we said in our announcement call with Devon, we intend to refinance our debt facility and expect to have an investment-grade quality balance sheet following the transaction's close. Turning to Crosstex Energy, Inc., on a stand-alone basis, the Corporation had cash on hand of approximately $1.4 million and $47.3 million of borrowings outstanding under the credit facility as of the end of the third quarter of 2013. We are using XTXI's cash and its subsidiary's credit facility to fund our E2 development capital. This cash balance excludes cash held by E2, or Utica-focused development company. We will consider dropping the assets down to the MLP level, but we don't expect that to happen before the end of the year. I will now turn the call over to Bill who will provide an asset update and take you through our exciting growth projects.

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Bill Davis - Crosstex Energy, L.P. - EVP and COO Thanks, Mike. Good morning, everyone. The highlight for us coming out of the third quarter is the completion of Cajun-Sibon phase 1 which we announced yesterday. This project connects our Eunice fractionator in South Louisiana to Mont Belvieu supply pipelines in South Texas. Line fill was completed in the first week of October and commercial operations started shortly thereafter. The Eunice fractionator began operations this week at a rate of approximately 15,000 barrels of NGL per day and will grow to approximately 50,000 to 55,000 barrels per day by the end of this year. The pipeline is currently delivering approximately 25,000 barrels per day of product to Eunice, Riverside and other Louisiana delivery points and will start ramping up to approximately 70,000 barrels per day as Eunice reaches full capacity in the next few weeks. The completion of phase 1 was a significant milestone. The focus, deep experience and commitment from our team was instrumental in the execution of this project and I commend them for their tireless efforts. The second phase of the Cajun-Sibon expansion is scheduled for completion in the second half of 2014 and includes expanding the Cajun-Sibon pipeline capacity by an additional 50,000 barrels per day to a total of 120,000 barrels per day. This phase also includes constructing a 100,000 barrel per day fractionator adjacent to our existing Plaquemines natural gas processing complex, modifying the Riverside fractionator facility and constructing several natural gas and NGL pipelines to expand our market connectivity and flexibility. Also in Louisiana, our LIG pipeline system continues to provide transportation, processing and fractionation for the Haynesville, Austin Chalk, Tuscaloosa Marine shale and Miocene Wilcox plays. We have been ready for months to begin construction to replace the lost section of our 36-inch pipeline near Napoleonville but don't yet have the necessary permits. I think the industry in general has experienced permitting slowdowns and we have certainly experienced it with this project. With this pipeline out of service, we will continue to see transmission volumes impacted until it is restored, which we now expect to occur in the spring of 2014. In the Ohio River Valley, we saw good growth in crude and condensate volumes. We completed some of the projects that we identified for these assets at the time of acquisition, notably the rail terminal expansion at Black Run. We are well-positioned for further growth as production continues to expand in this area. Drilling continues at a good pace with approximately 90 rigs currently in operation within 100 miles of our assets. Midstream infrastructure, particularly gas gathering and processing, is coming online and allowing new volumes of condensate to be produced, which is currently the target for growth for our existing assets. Current total condensate volumes produced in the Utica and Marcellus have increased to approximately 20,000 barrels to 25,000 barrels a day as compared to approximately 15,000 barrels a day in the second quarter. Of the 600 wells that have been drilled in the region, only 169 are currently producing and we anticipate condensate volumes will grow within six months to approximately 60,000 barrels a day as these shut-in wells begin producing with the restoration and completion of midstream infrastructure. While we grew the business in the third quarter, we have also seen some challenging circumstances in the fourth quarter, and in the near-term we see some factors impacting our performance. The balance of midstream infrastructure and well production was negatively impacted by the recent fire at Blue Racer Midstream's Natrium plant. The shutdown at this site and curtailment of the wells behind the plant are temporarily diminishing the available condensate barrels in the area. Our transportation network including truck, rail, barge and pipeline can manage the unique challenges presented by this type of product and we are working with producers and users to develop these markets. We are supplementing our logistics assets with stabilization and compression facilities through our investments in E2. The initial installations are nearing completion and will soon be operational. As previously stated, the E2 investment consists of three compression and condensate stabilization stations in Monroe and Noble counties and will have capacity to compress approximately 300 million cubic feet for per day and stabilize approximately 16,000 barrels per day of condensate. These stations are supported by a longterm fee-based contract with Antero Resources. The positive track record and dependability of our ORV truck fleet and operations personnel, who average over 20 years of experience in the region, continue to set us apart as a provider of choice in the area. We are actively marketing our hubs at our Black Run rail and Bells Run barge terminals and have received heightened interest from other parties regarding potential product movements. We're also investigating the entire condensate value chain and are diligently developing opportunities to stabilize and further process condensate in the refined products. Overall, we remain on track with our initiatives in the Ohio River Valley and continue to execute against our plans.

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. In West Texas, our Deadwood gas plant, located in the Permian Basin, continues to receive inlet volumes near its total capacity of 55 million cubic feet per day. Our planned Bearcat plant will have initial capacity of approximately 60 million cubic feet per day and will be located near the Deadwood joint venture assets in Glasscock County, Texas. With Bearcat, our total operated processing capacity in the Permian will grow to approximately 115 million cubic feet per day. The plant will be fed by a new 30-mile high-pressure gathering system that will provide additional capacity for producers in the Glasscock and Reagan County area. The entire project is expected to be completed and operational in the summer of 2014. These are exactly the type of projects that we have referred to when generally describing the investment opportunities that our teams are pursuing. The growing production in places like the Permian continues to create demand for investments and our services and provides value for our unit holders and shareholders. In North Texas, our gathering, processing and transmission volumes in the Barnett remained strong through the third quarter. Our plants remain full and continue to benefit from steady production in the liquids-rich areas of the play. Looking to the future, we are excited about the many synergies and opportunities that the proposed merger with Devon creates in this region. In South Texas, we continue to see strong results from our investment in Howard Energy. Howard's Reveille processing plant is on schedule and is scheduled to be operational by the end of the year. We anticipate a distribution from Howard in the fourth quarter which should be similar in size to the distributions we received in the first three quarters of this year. Now I will turn the call back to Barry. Barry Davis - Crosstex Energy, L.P. - President and CEO Thank you, Bill. As I hope we've successfully conveyed today, these are exciting times. We are working hard to execute on our growth projects and look forward to closing the transaction with Devon, which we expect to occur in the first quarter of next year. We believe the combination will position the new company to not only be one of the largest, but also one of the best midstream companies in the US. That completes our prepared comments, and I will turn it over to the operator and we will take questions now. Q U E S T I O N A N D A N S W E R Operator (Operator Instructions) John Edwards, Credit Suisse. John Edwards - Credit Suisse - Analyst Barry, maybe I missed it. Obviously, Bill was describing all the different segments. But it just seems like volumes have been coming down a bit, were down year-overyear. So I guess if we could just a narrow it down, these are sort of incidental things. You have got the sinkhole that is being addressed. I guess rigs are moving away from North Texas so volumes are down a little bit there. Is there anything else we should be -- I don't know if there's anything else other than what you've already said on that. Or maybe you can give us some extra insights on that. Obviously, you are investing in other things to push volumes to the upside. Bill Davis - Crosstex Energy, L.P. - EVP and COO Yes, I would say that we have been very pleased with the performance in North Texas this year. Producers have been really active in the rich liquids area of the play. And so we have seen some good volumes, and of course our plants have stayed full.

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. I think everybody knows that dry gas drilling economics in the Haynesville and the Barnett just aren't there for producers right now, and so, yes, we are seeing the obvious results of that in those areas. Clearly, we are offsetting that with the growth in our NGL business and then growth in our crude business. So on balance, we are real pleased with where we are from a volume standpoint. John Edwards - Credit Suisse - Analyst Okay, fair enough. And then as far as -- so as far as the Ohio River Valley, then, aside from this issue that hit, I take it that you are actually continuing to look to expand in that area. In terms of order of magnitude, can you maybe provide a little more insight on that? Bill Davis - Crosstex Energy, L.P. - EVP and COO Yes. We saw good growth in our crude and condensate volumes from Q2 to Q3 this year, on the order of 30% increase in those volumes. As I said in the remarks earlier, we think overall condensate volumes will basically triple over the next several months as the wells that are currently shut in, in the play, begin to come on production. So we would expect to continue to maintain our market share as those volumes grow. So we are excited about what we're seeing in the area. Barry Davis - Crosstex Energy, L.P. - President and CEO John, this is Barry. Let me say additionally, there has been one substantial change in the assumptions that we made at the time of the Clearfield transaction, and that is the development of the crude volumes, which you know and others on the call know hasn't developed the way that we anticipated a year and a half ago when we completed that transaction. I think we have adjusted our strategy to focus on the condensate play and are hitting our plan as far as the development that we want to occur there. We have focused on the execution of improving the assets, the rail terminal, the barge terminal, so we are prepared for larger volumes. We still believe that we've got great leverage from those assets that can be achieved. But we have been challenged by the lack of the crude development. I would also say that we have seen a better response from the existing processors. When you look at where the rich gas processing has occurred to date, it has primarily been from players who were in that area with existing facilities and they have expanded those facilities. But we still believe that it is very early in this play. I think you can look down to the Eagle Ford, for example, and you can see that five years after development has started there, you are still seeing new plants; for example, our Reveille plant in Howard. So there's a long road ahead. We think that we are well-positioned and will execute on the long-term growth plan that we have for that area. John Edwards - Credit Suisse - Analyst I think that's really helpful. That's all I had for now. Thank you very much. Operator Justin Agnew, Robert W Baird. Justin Agnew - Robert W. Baird & Company, Inc. - Analyst Can you give us a little color on how short the Louisiana NGL market is right now, and whether that presents additional potential for expansion, let's say Cajun-Sibon phase 3? Barry Davis - Crosstex Energy, L.P. - President and CEO Yes, Bill, you want to go ahead?

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Bill Davis - Crosstex Energy, L.P. - EVP and COO Yes, I'll take it; you can supplement. Right now, as we have said before, the ethane market in south Louisiana is short about 200,000 barrels a day of native production. So we're supplementing that with Cajun-Sibon 1 and 2, as well as supplementing the other liquids that are needed in that area. I think overall, the market on all liquids is undersupplied by about 500,000 barrels a day right now. So we see lots of opportunities that that creates for our team to take advantage and grow our NGL business, and we are following up on that behind Cajun-Sibon 2. As we have hinted at in the past, we have got a number of projects that we think are going to allow us to continue to grow our NGL business in South Louisiana. Justin Agnew - Robert W. Baird & Company, Inc. - Analyst Got it. And then over on the Devon side, at what pace is the parent developing new assets that can eventually be dropped down that are not already in the MLP? Barry Davis - Crosstex Energy, L.P. - President and CEO Justin, we are excited about the assets that we are getting day one from Devon. We've talked a lot about the opportunities that we think exist there for optimization, exploitation with a pure midstream mindset that we have. And so we think there's great opportunities around those assets. In addition to that, we have also pointed at some existing infrastructure that Devon has, for example the access pipeline that is being built in Canada right now. So we believe those assets represent an additional leg of growth that we can get through the Devon transaction. Thirdly, and what you referred to is really the opportunities for new areas of development. We all know that as one of the top five independent E&P companies in America, Devon is very active right now in looking at new places and new basins that they can grow. The Permian Basin is a good example. They are currently very active, have a very large acreage position there. So as they develop those positions from an E&P standpoint, we clearly will come alongside them to be involved in the midstream infrastructure build. Folks have asked how incentivized Devon will be for that to happen and for the midstream infrastructure to be built by us or dropped down into us. And you don't have to look further than the 70% ownership that they will have in the general partner and more than 50% in the Master Limited Partnership, and then also the efficiency of financing that can be done at the MLP level versus up top at an E&P level. So we think there's tremendous growth ahead, and then you combine that with what we have already had as a robust growth vehicle, if you will, we think that there's lots of growth ahead. Justin Agnew - Robert W. Baird & Company, Inc. - Analyst Perfect, that's it for me. Thanks. Operator T.J. Schultz, RBC Capital Markets. T.J. Schultz - RBC Capital Markets - Analyst I guess you've talked about the $1 billion of projects behind Cajun-Sibon 1 and 2 and how the combination here de-risks your ability to move on these. If you could just maybe discuss what looks possible as we move into next year? Obviously, you have got the Permian GNP moving along. If you could talk about Permian crude opportunities, if there is potential there, some of the ORV condensate and processing or Louisiana LPG just in general. How does the combination here accelerate your plans into next year to move on this $1 billion of projects?

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Barry Davis - Crosstex Energy, L.P. - President and CEO T.J., I will start and see if Bill or Mike want to add. What I would say is, part of the answer that I just gave to the last question I think goes to that. And that is we have historically had a robust $1 billion backlog of projects, and you are now beginning to see us deliver on those that are post-Cajun-Sibon 1 with the Bearcat plant. We have also said that we think there will be substantial additional growth around the NGL business. We are making progress on those projects. We believe that in the fairly near-term, we will be able to come to you with fairly substantial chunks of that that will happen following Cajun-Sibon. The third area of growth that we have highlighted has been the ORV. We are spending -- investing capital right now in infrastructure there. Larger chunks could come in the form of services that we'll provide along the condensate service chain, that being condensate pipelines, stabilization, splitters, terminals. So those things are being worked. And we still feel really good about the $1 billion of backlog being a good way to describe the size of that opportunity. Lastly, the Eagle Ford Howard continues to do well. We think there will be additional investment opportunities there. So -- now, again, though, as I said in the last answer, that $1 billion represents what we think is really one of three legs of growth that can happen going forward, given the combination with Devon. Michael Garberding - Crosstex Energy, L.P. - SVP and CFO From a de-risking standpoint, it's really two things. One, when the Cajun-Sibon is now in service, it gives us greater capability to execute on those downstream projects. And then with the lower cost of capital with the new entity, it gives us a more advantageous financing vehicle as well as a better overall return to unit holders and shareholders. Bill Davis - Crosstex Energy, L.P. - EVP and COO I would just add on to what Mike is saying there. I don't see that it accelerates the timing of the projects we are working on as much as it improves our financial capability to deliver returns from them. But further, I would add that the credibility that we get is already enhancing our conversations with people in the marketplace. I think we are going to be a more credible partner for them, and that will increase the suite of opportunities available to us. T.J. Schultz - RBC Capital Markets - Analyst Okay, I appreciate it. Maybe if I could just go back to the ORV, you still mention you are comfortable hitting plan as you shift focus to condensate. But as you have a longer-term view, are you still okay relative to your initial expectations? I think it was for maybe $50 million of additional spend driving the multiple down over a three-year period. As the area gets more competitive, is this now a function of getting a certain market share of that condensate ramp that you mentioned? Barry Davis - Crosstex Energy, L.P. - President and CEO Yes, T.J., I think it has gotten more competitive. I think the midstream providers geared up for a faster pace of development up there, and so you do have some competitive pressures right now on margins. We have seen some of that. But we still feel good about our plan to get this ultimately to a 6 multiple of investment to cash flow, and I think we are on track for that. As we mentioned in the fourth quarter, we believe we would have seen nice growth there over the third quarter, had we not seen some infrastructure that has disrupted that marketplace. We think there's as much as 20% of the condensate specifically in the Utica that is off the market right now because of the plant shut down at the Natrium. So we still feel good about being able to execute the plan, but it's a competitive marketplace and there is a lot of intensity to that right now. T.J. Schultz - RBC Capital Markets - Analyst Okay, on E2, when is the right time for the drop-down to the MLP?

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Barry Davis - Crosstex Energy, L.P. - President and CEO T.J., what we have said is, when we complete the compression and stabilization facilities, which started out as two stations with Antero, and then we added a third station, which was good news, but it probably extended out a little bit the drop-down into sometime in 2014. We will now have to consider where the Devon transaction closing is. So when we look at all of that, we would say that probably in the first half of 2014 for a fairly broad range of timing, which could be a little bit later than what we had indicated earlier. I think that we had said originally at around year-end. T.J. Schultz - RBC Capital Markets - Analyst Okay, thanks. Mike, lastly, on the ROV for the third quarter, do you have a breakout for margin between crude and brine? Michael Garberding - Crosstex Energy, L.P. - SVP and CFO Yes, we talk about that if you look in the earnings release on the breakout between the two. T.J. Schultz - RBC Capital Markets - Analyst Okay, thanks, must have missed it. Operator [Sameer Benwani] Raymond James. Sameer Benwani - Raymond James - Analyst I'm on for Darren Horowitz. Just real quick, when Devon released their results earlier this week, they said that the midstream assets exceeded guidance. So I just wondering if that was already built into the $700 million EBITDA estimate on the combined new business, or if that is something we should view as an incremental benefit on top. Michael Garberding - Crosstex Energy, L.P. - SVP and CFO No. As far as how we think about the business, the guidance we gave is a good guidance for what you would consider a full run rate guidance, because it's really defined by the contracts that we put in place at the time of the drop-down of the assets. So the guidance we gave overall of assuming $700 million is good guidance. Sameer Benwani - Raymond James - Analyst Okay, thank you. Operator Matt Niblack, HITE. Matt Niblack - HITE Hedge Asset Management - Analyst

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. So with all of the investment opportunities that you have now, one of the main drags you see in this type of situation on an MLP, LP in particular, is the need for financing. Can you maybe speak to how you plan to access the equity markets throughout your investment period here on these projects; how soon you might need to come? And then have you thought creatively about doing pipes or issuing equity to Devon? And any other context you can provide on your overall strategy for financing. Michael Garberding - Crosstex Energy, L.P. - SVP and CFO A good question. I think when you think about it, you start with the opportunity we have that we talk about starting with an investment-grade quality balance sheet. Like we mentioned in the call with Devon, out of the chute, we are looking at somewhere around a 2 times debt to EBITDA. When we talked about our forward plan financing, we talked about really maintaining the business really in that will 3 to 3.5 times from a debt to EBITDA standpoint. So just the difference between those two gives us a lot of run room on executing our organic projects. With regard to type of financing, just the relationship with Devon and then having assets at XI and EX and what we can do in a very good balance sheet gives us a lot of flexibility. So I think that's what we are real excited about is the different growth aspects we have and what can we do with the different parties. So have we looked at specific types of financing? We will always look at them. But again, our goal long-term is really to get the best cost of capital for the projects. Matt Niblack - HITE Hedge Asset Management - Analyst Okay, thank you. Operator Sharon Lui, Wells Fargo. Sharon Lui - Wells Fargo Securities, LLC - Analyst Just wondering if you can maybe touch on the integration plans with Devon, whether the process has started yet or it should really ramp in earnest after the closing. Maybe if you could just talk about like employee reaction and your ability to retain key management during this time period. Barry Davis - Crosstex Energy, L.P. - President and CEO Sharon, it's a great question and certainly one that we are very focused on right now. The good news is that we are really getting a small number of assets and a very, I would say, uncomplicated set of assets. So we think the integration and the transition, while big, we think it's going to go very well. Also, we do have the people coming over from Devon that have been running these assets, starting with Steve Hoppe, who has been their head of all midstream business previously, will come over and will run as a business unit head for us, continue to run those assets. So we think we've got the right people coming over. We will have the right continuation of their roles. Secondly, we think the assets will be fairly simple to integrate. And then most importantly is we are very focused on it and we are all over it early. So we don't anticipate any challenges in that regard. Sharon Lui - Wells Fargo Securities, LLC - Analyst Okay. Based on your commentary, it seems like there's no really overlapping assets that you would look to divest. Barry Davis - Crosstex Energy, L.P. - President and CEO

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Well, we have overlap really in one area, which is North Texas. In the Barnett Shale, their assets are adjacent, I'd say more adjacent then overlap. And so we will have opportunities to really seek efficiencies there, do things in a way to optimize those assets. But from a divestiture standpoint, I would say no. We are really getting four big assets. I left out Gulf Coast Fractionators at Mont Belvieu, which is a non-operated 39% interest. But we are really getting four big assets, and so divestiture is probably not part of that picture. Sharon Lui - Wells Fargo Securities, LLC - Analyst Okay, great, thanks, Barry. Operator There are no remaining questions at this time. I would like to turn the call over to Mr. Barry Davis for any closing remarks. Barry Davis - Crosstex Energy, L.P. - President and CEO Thank you, Jasmine. Before we end the call, I just want to reiterate that this is an exciting time for Crosstex. We are well-positioned to create value for our shareholders well into the future, and we look forward to the transaction closing the first quarter of next year. Thank you for your support, and we look forward to talking to you soon. Have a great day. Operator This concludes today's conference. Thank you for your participation. You may now disconnect; you all have a great day. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forwardlooking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. © 2013 Thomson Reuters. All Rights Reserved. Additional Information and Where to Find It This transcript contains information about a proposed merger involving a Devon entity and Crosstex Energy Inc. In connection with the proposed merger, the General Partner entity will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus. Investors and shareholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC. These documents (when they become available), and any other documents filed by Crosstex or Devon with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus from Crosstex by contacting Investor Relations by mail at Attention: Investor Relations, 2501 Cedar Springs, Dallas, Texas 75201.

NOVEMBER 08, 2013 / 04:00PM GMT, XTEX - Q3 2013 Crosstex Energy, L.P.and Crosstex Energy, Inc. Earnings Conference Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us © 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. Participants in the Solicitation Devon, Crosstex and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crosstex Energy, Inc. in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Crosstex Energy, Inc. in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crosstex Energy, Inc.’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Devon’s directors and executive officers is contained in its Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC.